EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 31, 2012

BY AND AMONG

ZIPCAR, INC.,

AVIS BUDGET GROUP, INC.

AND

MILLENNIUM ACQUISITION SUB, INC.

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5.2	Company Forbearances	22
5.3	Control of Operations	25
5.4	Cooperation	25
5.5	Access to Information; Confidentiality	25
5.6	Solicitation by Company; Change of Company Board Recommendation; Intervening Event Change of Recommendation	26
5.7	Appropriate Action; Consents; Filings	28
5.8	Certain Notices; Supplemental Disclosure	30
5.9	Public Announcements	30
5.10	Employee Benefit Matters	31
5.11	Takeover Laws	32
5.12	Indemnification of Directors and Officers	32
5.13	Parent Agreements Concerning Merger Sub	34
5.14	Section 16 Matters	34
5.15	Stockholder Litigation	34
5.16	De-registration	34
5.17	Company Indebtedness	34
5.18	FIRPTA Affidavit	35

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		35

6.1	Conditions to Obligations of Each Party to Consummate the Merger	35
6.2	Additional Conditions to Obligations of Parent and Merger Sub	35
6.3	Additional Conditions to Obligations of the Company	36

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		36

7.1	Termination	36
7.2	Effect of Termination	37
7.3	Amendment	38
7.4	Waiver	38

ARTICLE 8 GENERAL PROVISIONS		39

8.1	Non-Survival of Representations, Warranties, Covenants and Agreements	39
8.2	Fees and Expenses	39
8.3	Notices	39
8.4	Certain Definitions	40
8.5	Terms Defined Elsewhere	44
8.6	Headings	46
8.7	Severability	46
8.8	Entire Agreement	46
8.9	Assignment	46
8.10	Parties in Interest	47
8.11	Mutual Drafting; Interpretation	47
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	47
8.13	Counterparts	48
8.14	Specific Performance	48
8.15	Obligations of Parent and the Company	48

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 31, 2012 (this “Agreement”), by and among Avis Budget Group, Inc., a Delaware corporation (“Parent”), Millennium Acquisition Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Zipcar, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the respective Boards of Directors of Parent (the “Parent Board”), Merger Sub and the Company (the “Company Board”) have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) directed that the adoption of this Agreement be submitted to the holders of Common Stock for approval;

WHEREAS, each of the Parent Board and the board of directors of Merger Sub have, upon the terms and subject to the conditions set forth herein, approved this Agreement and the Transactions;

WHEREAS, Parent, Merger Sub, and the Company desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS concurrently with the execution and delivery of this Agreement, certain stockholders of the Company and certain officers and directors of the Company who are also stockholders of the Company are entering into Voting Agreements with Parent with respect to the Merger (the “Voting Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as defined below) Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the certificate of incorporation of the Company shall, subject to Section 5.12(b), be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Zipcar, Inc.” (and excluding any provisions with respect to the incorporator or the initial directors) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, at the Effective Time, the bylaws of the Company shall, subject to Section 5.12(b), be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation as used therein shall be “Zipcar, Inc.” and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) The parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Boston, Massachusetts time, on the fifth (5th) Business Day following the satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 200 Clarendon Street, 20th Floor, Boston, Massachusetts 02116, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date”. At the Closing, the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and shall take all such reasonable further actions and make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

1.3 Meeting of Stockholders to Approve the Merger.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC (as defined below) a proxy statement for the Company Stockholder Meeting

(together with any amendments or supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement. The Company shall use reasonable best efforts to cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and all other materials that (i) constitute “proxy materials” or “solicitation materials” as those terms are used in Regulation 14A under the Exchange Act or (ii) are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act, in each case, prior to the filing thereof with the SEC or the dissemination thereof to any stockholder of the Company. Subject to Section 5.6, the Company shall include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of this Agreement in accordance with the DGCL (the “Company Board Recommendation”). The Company shall use reasonable best efforts to cause the Proxy Statement to be cleared by the SEC and disseminated to the stockholders of the Company as promptly as practicable following the filing thereof with the SEC. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent and its counsel shall be given a reasonable opportunity to review any such written responses. The Company shall, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the Proxy Statement. The Company, on the one hand, and Parent, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Laws, and the Company further agrees to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff). The Company agrees that as of the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) As promptly as practicable following the date on which the SEC (or its staff) advises the Company or its counsel that it has no further comments thereon or that the Company may commence mailing the Proxy Statement in connection with the Company Stockholder Meeting, the Company shall, in consultation with Parent, (i) take all action necessary to duly call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of seeking the adoption of this Agreement by the Company’s stockholders; (ii) cause the Proxy Statement to be printed and mailed to the stockholders of the Company; and (iii) subject to Section 5.6, use reasonable best efforts to seek any approval of stockholders of the Company that is required by applicable Law to effect the Merger. The Company shall not change the record date for the Company Stockholder Meeting or postpone or adjourn the date for which the Company Stockholder Meeting is scheduled without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided, however, the Company may postpone or adjourn the Company Stockholder Meeting (x) to allow additional time for the prompt filing and mailing of any supplemental or amended disclosure which the Company Board has determined is necessary under applicable Law for such supplemental or amended disclosure to be reasonably disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting or (y) if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the meeting to adopt this Agreement. If, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of votes to obtain the Company Stockholder Approval or to obtain a quorum for such meeting, the Company shall, at Parent’s written request, postpone or adjourn the Company Stockholder Meeting solely for the purpose of and for the minimum time reasonably necessary to obtain the Company Stockholder Approval. Except as Parent shall have otherwise consented to in writing in advance, (i) the Company Stockholder Approval and (ii) an advisory vote on golden parachute compensation in connection with the Merger in accordance with applicable federal securities laws shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the Company Stockholders at the

Company Stockholder Meeting. The Company shall, on the reasonable request of Parent, advise Parent promptly as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Unless this Agreement has been validly terminated in accordance with its terms, the obligation of the Company to duly call, give notice of, convene and hold the Company Stockholder Meeting and to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Change of Company Board Recommendation or Intervening Event Change of Recommendation.

(c) Upon Parent’s request, (i) the Company and Parent shall promptly prepare a mutually acceptable joint written presentation to Institutional Shareholder Services recommending adopting of this Agreement and approval of the Transactions, (ii) the Company shall request a meeting with Institutional Shareholder Services for purposes of obtaining its recommendation in favor of the adoption of this Agreement by the Company’s stockholders and (iii) the Company shall use its commercially reasonable efforts to obtain such recommendation; provided, that the foregoing obligations shall not apply in the event the Company Board shall have made a Change of Company Board Recommendation or Intervening Event Change of Recommendation.

ARTICLE 2

EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Common Stock. Subject to Section 2.2, each share of common stock, par value $0.001 per share (the “Common Stock”), of the Company (a “Share” or collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares (as defined below), shall be converted into the right to receive $12.25 in cash, without interest (the “Per Share Amount”).

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any of the Subsidiaries of the Company (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”), and all Shares owned of record by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

The cash to be paid upon the conversion of Shares pursuant to Section 2.1(a) is referred to herein as the “Merger Consideration”. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall thereafter represent only the right to receive the Per Share Amount, in each case without interest, subject to compliance with the procedures for surrender of such Shares as set forth in Section 2.2. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Common Stock or the securities convertible into or exercisable for shares of Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Per Share Amount and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

2.2 Payment for Securities; Surrender of Certificates.

(a) Payment Agent. At or immediately following the Effective Time, Parent shall deposit or shall cause to be deposited with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Payment Agent”) in immediately available funds all of the cash necessary to pay the Merger Consideration (such cash deposited with the Payment Agent being hereinafter referred to as the “Payment Fund”). The Payment Fund shall be invested by the Payment Agent, as directed by Parent, in (i) short-term obligations of the United States of America or (ii) short-term obligations backed by the full faith and credit of the United States of America, in each case pending payment thereof by the Payment Agent to the holders of Shares pursuant to this Article 2. Following the Effective Time, the Payment Agent shall, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to Section 2.1 out of the Payment Fund. The Payment Fund shall not be used for any other purpose.

(b) Procedures for Surrender.

(i) Certificates. As promptly as practicable after the Effective Time, Parent shall cause the Payment Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Per Share Amount at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify and as reasonably approved by the Company prior to the Effective Time, and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Per Share Amount. Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, and such other documents as may reasonably be required by the Payment Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the amount of cash into which each Share formerly represented by such Certificates was converted pursuant to Section 2.1(a), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment of the Per Share Amount may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer and other similar Taxes required by reason of the payment of the Per Share Amount to a Person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid.

(ii) Book-Entry Shares. Any holder of non-certificated Shares represented by book-entry (“Book-Entry Shares” and each individually a “Book-Entry Share”), in each case whose Shares were converted into the right to receive the Per Share Amount at the Effective Time pursuant to this Agreement, shall not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the Per Share Amount that such holder is entitled to receive pursuant to this Agreement. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Per Share Amount at the Effective Time pursuant to this Agreement shall, upon receipt by the Payment Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Payment Agent may reasonably request) be entitled to receive in exchange therefor the amount of cash into which each Share formerly represented by such Book-Entry Share was converted pursuant to Section 2.1(a). Payment of the Per Share Amount with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(iii) Until surrendered as contemplated by this Section 2.2, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Amount into which the Shares formerly represented by such Certificate or Book-Entry Share has been converted pursuant to Section 2.1(a). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article 2 upon conversion of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Payment Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.2(b), without interest. Notwithstanding the foregoing, neither the Surviving Corporation nor the Payment Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Payment Agent, as the case may be, shall be entitled to deduct and withhold or cause to be deducted or withheld from any amount otherwise payable pursuant to this Agreement to any Person such amounts as Parent, Merger Sub, the Surviving Corporation or the Payment Agent are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. Parent, Merger Sub, the Surviving Corporation and the Payment Agent, as applicable, shall timely remit to the appropriate Governmental Entity any and all amounts so deducted or withheld. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity by Parent, Merger Sub, the Surviving Corporation or the Payment Agent or their respective affiliates, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Payment Agent or their respective affiliates.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, the Per Share Amount payable or deliverable in respect thereof pursuant to this Agreement; provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of any such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Payment Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who otherwise complies with, Section 262 of the DGCL (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), and shall instead represent the right to receive only the payment provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to be Shares that have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Per Share Amount as provided in Section 2.1(a), without interest. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal, and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands.

2.4 Treatment of Company Options, Company Warrants, Stock Plans.

(a) Treatment of Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares (the “Company Options”) other than the Company Warrants (as defined below), under any equity plan of the Company, including the 2000 Stock Option/Stock Issuance Plan, the 2010 Stock Incentive Plan and the 2011 Stock Incentive Plan, each as amended (collectively, the “Company Equity Plans”), or otherwise shall be accelerated and automatically become fully vested, cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any withholding in accordance with Section 2.2(e)) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option, and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder, the “Option Payments”). Promptly following the Effective Time (and no later than ten (10) days following the Effective Time), Parent shall cause the Surviving Corporation to pay to each holder of a Company Option an amount equal to the Option Payment (if any) with respect to such Company Option. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment as set forth herein.

(b) Treatment of Warrants. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, or the Company, each outstanding unexercised warrant to purchase or otherwise acquire shares of Common Stock (the “Company Warrants”) shall be accelerated and automatically become fully vested, cancelled and, in exchange therefor, each former holder of any such cancelled Company Warrant shall be entitled to receive, in consideration of the cancellation of such Company Warrant and in settlement therefor, a payment in cash (subject to any withholding in accordance with Section 2.2(e)) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Warrant, and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Company Warrant (such amounts payable hereunder, the “Warrant Payments”). From and after the Effective Time, any such cancelled Company Warrant shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Warrant Payment. Promptly following the date of this Agreement (and in no event later than the date on which the Proxy Statement is first mailed to the Company’s stockholders), the Company shall deliver written notice to each holder of a Company Warrant, in accordance with the terms of the applicable Company Warrant, informing such holders of the effect of the Merger on the Company Warrants.

(c) Treatment of Restricted Stock. Parent and Merger Sub acknowledge that all outstanding restricted stock awards (the “Company Restricted Shares”) shall automatically become fully vested and free of any forfeiture restrictions at the Effective Time, and the Company will use commercially reasonable efforts, including obtaining any required consents or amendments to the Company’s equity incentive plans, to permit holders of outstanding Company Restricted Shares to be treated in the Merger on the same terms and conditions as all other holders of unrestricted Shares.

(d) Termination of Company Equity Plans. After the Effective Time, all Company Equity Plans shall be terminated and no further Company Options or other rights with respect to Shares shall be granted thereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) a registration statement, prospectus, report, form, schedule or definitive proxy statement publicly filed since December 31, 2011 by the Company with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, and prior to the date hereof (other than any disclosures set forth under the heading “Risk Factors” and any disclosures set forth under or risks included in any “forward-looking statements” disclaimer or any other disclosures that are predictive, cautionary or forward-looking in nature, and provided that no such disclosure shall be deemed to modify or qualify the representations and warranties set forth in Sections 3.2 (Capitalization) and 3.4 (Authority; Non-Contravention; Approval), or (ii) the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular section or subsection of this Agreement to which the information in the Company Disclosure Schedule relates; provided, however, that any information set forth in one section of the Company Disclosure Schedule shall be deemed to be a disclosure in any other individual section or subsection of the Company Disclosure Schedule to which its relevance is reasonably apparent from the actual text of the disclosure that such disclosure is relevant to such other section or subsection; and provided, further, that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or could have, a Material Adverse Effect), the Company represents and warrants to Parent and Merger Sub:

3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the assets and properties owned, leased and operated by it, or the nature of the business conducted by it, makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. True, accurate and complete copies of the Company’s certificate of incorporation and bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been made available to Parent.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 510,000,000 shares, of which 500,000,000 shares are designated Common Stock and 10,000,000 shares are designated preferred stock, par value $0.001 per share (the “Preferred Stock”). As of December 31, 2012: (i) 40,121,660 shares of Common Stock and no shares of Preferred Stock, were issued and outstanding; and (ii) no shares of Common Stock or Preferred Stock were held in treasury. All of such issued and outstanding shares are validly issued and are fully paid and nonassessable. No issued and outstanding shares of the Company’s capital stock are subject to a repurchase or redemption right or right of first refusal or condition of forfeiture in favor of the Company.

(b) Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, contracts, commitments, restrictions, stock appreciation rights, phantom stock, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the Company’s capital stock. There are no voting trusts, proxies or other agreements or understandings to which the Company is a party or is bound with respect to the voting of any shares of the Company’s capital stock. Section 3.2(b) of the Company Disclosure Schedule sets forth the number of shares of Common Stock issuable, as of the date of this Agreement, upon (i) the exercise of outstanding Company Options and Company Warrants, and (ii) the vesting of outstanding Company Restricted Shares. The Company Options, the Company Warrants and Company Restricted Shares are collectively referred to as “Company Stock-Based Securities”. All shares of Common Stock issuable upon exercise of Company Options, Company Warrants or other Company Stock-Based Securities have been duly reserved for issuance by the Company, and upon issuance of such shares of Common Stock in accordance with the terms of the applicable Company Equity Plan or other arrangement, will be duly authorized, validly issued and fully paid and non-assessable and will not be subject to any preemptive or similar rights. No Company Option was granted with an exercise price less than the fair market value of the Company Option on the date of grant.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all record holders of outstanding Company Stock-Based Securities, indicating with respect to each of the Company Stock-Based Securities, (i) the number of shares of Common Stock subject to such Company Stock-Based Securities (whether by exercise, conversion or vesting), held by each such record holder, (ii) the exercise or conversion price, date of issuance or grant and expiration date, if any, of such Company Stock-Based Securities, and (iii) the particular Company Equity Plan pursuant to which such Company Stock-Based Security was granted or issued. The Company has made available to Parent accurate and complete copies of each of the Company Equity Plans and the standard form of all agreements and instruments relating to or issued under each Company Equity Plan and all agreements and instruments relating to or issued under the Company Equity Plans that differ in any material respect from such standard form agreements.

(d) As of the date hereof, (i) no bonds, debentures, notes or other indebtedness of the Company having the right to vote are issued or outstanding, and (ii) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company’s capital stock or any equity securities of any Company Subsidiary.

3.3 Subsidiaries.

(a) For each Company Subsidiary, Section 3.3(a) of the Company Disclosure Schedule lists the name, jurisdiction of incorporation or organization, and each jurisdiction such Company Subsidiary is qualified to do business.

(b) Each Company Subsidiary is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing (except in the case of good standing, any jurisdiction that does not recognize such concept) under the laws of its jurisdiction of incorporation or organization, and has all corporate or limited liability powers, except where failure to be so incorporated or organized, validly existing or in good standing (except in the case of good standing, any jurisdiction that does not recognize such concept), or to have such corporate or limited liability powers would not have a Material Adverse Effect. Each Company Subsidiary is duly qualified to do business as a foreign corporation or limited liability company, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have a Material Adverse Effect. Other than its Subsidiaries, neither the Company nor any of the Subsidiaries beneficially owns or controls, directly or indirectly, any equity or similar securities of any corporation or other entity whether incorporated or unincorporated.

(c) All of the outstanding shares of capital stock of, or other voting securities or ownership interests in, each of the Company Subsidiaries are owned by the Company, directly or indirectly, free and clear of any Lien other than Liens specified in the organizational documents of such Company Subsidiary and other than any restrictions imposed under the Securities Act. Other than the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Company Subsidiary that is owned by the Company, directly or indirectly through one or more Subsidiaries, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any of the Company’s Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of the Company’s Subsidiaries, or (iii) options or other rights by any Person other than the Company or any of its Subsidiaries to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any of the Company’s Subsidiaries.

3.4 Authority; Non-Contravention; Approval.

(a) The Company has full corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval (as defined below), to consummate the Transactions. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles.

(b) Except as set forth on Section 3.4(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions do not (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of, (iv) accelerate the performance required by the Company or any of its Subsidiaries under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, or (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person under, any of the terms, conditions or provisions of (A) the respective charters or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries, (B) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, Permit or license of any court or Governmental Entity applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than the approvals and consents from Governmental Entities referenced in Section 3.4(c) of the Company Disclosure Schedule, or (C) any note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, concession, contract, lease, partnership agreement, joint venture agreement or other agreement to which the Company or any of its Subsidiaries is now a party except, with respect to clauses (B) and (C), as would not have a Material Adverse Effect.

(c) No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions except (i) for (A) applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws or the rules and regulations of the NASDAQ Global Select Market (the “NASDAQ”), (B) the approvals and consents from Governmental Entities referenced in Section 3.4(c) of the Company Disclosure Schedule, (C) the filing with the SEC of the Proxy Statement, and other written communications that may be deemed “soliciting materials” under Rule 14a-12 of the Exchange Act, or (D) the filing of the appropriate merger documents as required by the DGCL, or (ii) as would not have a Material Adverse Effect.

(d) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the Transactions, (ii) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the stockholders of the Company, and (iii) recommending that the holders of the Company Common Stock adopt this Agreement, which resolutions, subject to Section 5.6, have not been subsequently withdrawn or modified in any manner adverse to Parent.

(e) Subject to the accuracy of the representation set forth in Section 4.6 hereof, the affirmative vote of the holders of a majority of the total voting power of the outstanding Shares (the “Company Stockholder Approval”) is the only vote of the holders of any Company equity securities necessary to adopt this Agreement.

3.5 No Violation of Law. Neither the Company nor any of its Subsidiaries is in material violation of or has been given notice or been charged with any such violation of, any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Entity.

3.6 Permits. The Company and its Subsidiaries have all material permits, licenses, approvals and authorizations (collectively, “Permits”) of all Governmental Entities required by the Company and its Subsidiaries to own, lease and operate their respective assets and carry on their respective businesses as currently conducted, and no such Permit is the subject of any suit or proceeding seeking the revocation, suspension, non-renewal or material impairment of such Permit. All applications required to have been filed for the renewal of any Permits have been duly filed on a timely basis with the appropriate Governmental Entity. Neither the Company nor any Company Subsidiary has received any written claim or notice nor has any knowledge that the Company or any Company Subsidiary is currently not in compliance in all material respects with the terms of any such Permits.

3.7 Compliance with Agreements. Except as set forth on Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach or violation of, or in default in the performance or observance of, any term or provision of, and no event has occurred which, with lapse of time or action by a third party, would result in a default under, any Material Contract (as defined below) except for such breach, violation, default or event that would not have a Material Adverse Effect, and the Company has not received any written notice of any such breach, violation, default or event. To the knowledge of the Company, there exists no breach, violation, default in performance or obligation by any other party to any Material Contract, except for such breach, violation or default would not have a Material Adverse Effect.

3.8 SEC Matters.

(a) The Company has timely filed, within the time periods or extensions thereof prescribed under the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, all forms, reports and other documents required to be filed by it with the SEC since June 1, 2010 (collectively, the “Company Reports”). As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, as of the date so amended, supplemented or superseded), the Company Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in the Company Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and each of the consolidated statements of operations, cash flows and stockholders’ equity included in the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except, as may be indicated in the notes thereto and, in the case of unaudited statements, for normal year-end audit adjustments. The principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer or principal financial officer of the Company) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports that were required to be accompanied by such certifications. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b) The Company maintains disclosure controls and procedures and internal controls over financial reporting required by Rule 13a-15 or 15d-15 under the Exchange Act. Such controls and procedures are designed to provide reasonable assurance that all material information concerning the Company and its Subsidiaries required to be disclosed by the Company in the Company Reports is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and such internal controls over financial reporting are effective to provide reasonable assurance to the Company’s management and the Company Board regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.9 Absence of Undisclosed Liabilities. The Company did not have at September 30, 2012, nor has it incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature required by GAAP to be set forth in a consolidated balance sheet of the Company or in the notes thereto, except (i) to the extent such liabilities or obligations are disclosed in the Company Reports filed with the SEC prior to the date hereof, (ii) such liabilities that have been discharged or paid in full prior to the date hereof or (iii) such liabilities or obligations that were incurred after September 30, 2012 in the ordinary course of business and consistent with past practices and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any balance sheet partnership, joint venture or any similar arrangements (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

3.10 Absence of Certain Changes or Events. Except as set forth in Section 3.10 of the Company Disclosure Schedule, (a) since September 30, 2012, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 5.2, and (b) since December 31, 2011, there has not been a Material Adverse Effect.

3.11 Litigation. Except as set forth in Section 3.11 of the Company Disclosure Schedule, there are no material claims, suits, actions, hearings, arbitrations or, to the knowledge of the Company, investigations or other proceedings, audits or reviews by any Governmental Entity or arbitrator pending or threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any material judgment, decree, settlement, award, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

3.12 Employee Benefit Plans; ERISA.

(a) Section 3.12(a) of the Company Disclosure Schedule lists (i) each plan, program, arrangement, practice and policy, whether formal or informal, funded or unfunded, written or oral, under which any current or former officer, employee, individual independent contractor or director of the Company or a Company Subsidiary has any right to employment, to purchase or receive any stock or other securities of the Company or a Company Subsidiary or to receive any compensation (whether in the form of cash or stock or otherwise) or benefits of any kind or description whatsoever in any material amount or under which the Company or a Company Subsidiary has any material liability, (ii) each employee benefit plan within the meaning set forth in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, under which the Company or a Company Subsidiary has any liability, and (iii) the Company Equity Plans (collectively, the “Company Benefit Plans”).

(b) The Company has made available to Parent (i) a current, complete and accurate copy of each Company Benefit Plan which is set forth in writing (and any related trust, insurance contract or other funding arrangement) and a written summary of each Company Benefit Plan which is not set forth in writing, and (ii) a copy of the three (3) most recent Annual Reports (Form 5500) and all related exhibits and reports for each Company Benefit Plan which is subject to ERISA.

(c) No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Company Benefit Plan is a multiemployer plan within the meaning of Section 414(f) of the Code or a plan described in Section 413(c) of the Code. Neither the Company nor any Company Subsidiary has any material liability under Title IV of ERISA. No Company Benefit Plan maintained for the benefit of employees outside the United States is a defined benefit pension plan.

(d) There have been no prohibited transactions within the meaning of Section 406 or Section 407 of ERISA or Section 4975 of the Code with respect to any of the Company Benefit Plans that could result in material penalties, taxes, liabilities or indemnification obligations, and there has been no other event with respect to any Company Benefit Plan that could result in any material liability for the Company or any Company Subsidiary related to any excise Taxes under the Code or to any liabilities under ERISA.

(e) Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service, has pending an application for such a determination letter from the Internal Revenue Service or is entitled to rely on a prototype plan opinion letter, and the Company is not aware of any reason likely to result in the revocation of any such letter or in the Internal Revenue Service declining to issue a favorable determination letter on a pending application. The Company has provided to Parent a copy of the most recent Internal Revenue Service favorable determination or opinion letter with respect to each such Company Benefit Plan, as applicable.

(f) Each Company Benefit Plan has been established, maintained and administered in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

(g) Except as set forth on Section 3.12(g) of the Company Disclosure Schedule, the consummation of the Transactions will not (either alone or together with any other event, including, any termination of employment) (i) entitle any current or former officer, employee, director or other independent contractor of the Company or a Company Subsidiary to any change in control payment or benefit, transaction bonus, severance pay or similar benefit, (ii) accelerate the timing of any payment or vesting schedule, or trigger any payment or funding (through a grantor trust or otherwise), of compensation or benefits to any current or former officer, employee, director or other independent contractor of the Company or a Company Subsidiary, or (iii) trigger any other material obligation under a Company Benefit Plan.

(h) Neither the Company nor any Company Subsidiary has any liability in respect of post-retirement health, medical or life insurance benefits for any current or former officer, employee, director or independent contractor except as required to avoid excise Tax under Section 4980B of the Code.

(i) There are no pending or, to the knowledge of the Company, threatened claims with respect to a Company Benefit Plan (other than routine and reasonable claims for benefits made in the ordinary course of the plan’s operations) or with respect to the terms and conditions of employment or termination of employment of any current or former officer, employee or independent contractor of the Company or a Company Subsidiary, which claims could reasonably be expected to result in any material liability to the Company or a Company Subsidiary, and no audit by any domestic or foreign governmental or other law enforcement agency is pending or, to the knowledge of the Company, has been proposed with respect to any Company Benefit Plan.

(j) Neither the Company nor any Company Subsidiary is party to an agreement or arrangement with any Person which requires the Company or Company Subsidiary to pay a tax gross-up under Sections 409A, 280G or 4999 of the Code.

(k) Neither the Company nor any Company Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, whether as a result of the Merger or the Transactions, separately or in the aggregate (either alone or together with any other event, including, any termination of employment) in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G or (ii) any amount that will not be fully deductible as a result of Code Section 162(m).

3.13 Labor; Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of the Company or any Company Subsidiary and, to the knowledge of the Company, there are no organizational or decertification efforts presently being made involving any of the employees of the Company or its Subsidiaries. Within the past three (3) years, there have been no strikes, slowdowns, work stoppages, lockouts or other material labor disputes with respect to any employees of the Company or any Company Subsidiary. To the Company’s knowledge, no executive or key employee or group of employees of the Company has any plan to terminate his or her employment with the Company or has threatened to do so. The Company and its Subsidiaries have complied in all material respects with all laws relating to employment and labor, including, any provisions thereof relating to wages, hours and collective bargaining. No person has asserted that the Company or any of its Subsidiaries is liable for any arrears of wages or penalties for failure to comply with any of such laws.

(b) Except as set forth on Section 3.13(b) of the Company Disclosure Schedule, none of such employees is a party to a written employment agreement or contract with the Company or any Company Subsidiary for a specified length of time and each is employed “at will.”

3.14 Contracts and Commitments; Suppliers and Customers.

(a) Except as attached in unredacted form as exhibits to the Company Reports, Section 3.14(a) of the Company Disclosure Schedule lists each of the following Contracts (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound (each such Contract, and each “material contract” filed in unredacted form as an exhibit to the Company Reports, along with each Contract set forth in Section 3.17(a)(ii) of the Company Disclosure Schedule, a “Material Contract”):

(i) any agreement or indenture relating to the borrowing of money or any guarantee of any such borrowing which involves more than $500,000 or relating to any interest rate, currency or commodity derivatives or hedging transactions;

(ii) any partnership, limited liability company agreement, joint venture, profit-sharing or similar agreement entered into with any Person other than the Company or any of its Subsidiaries;

(iii) any agreement for the acquisition, merger or sale or similar transaction involving any business of the Company or any of its Subsidiaries (A) for aggregate consideration under such agreement in excess of $500,000, and (B) that has continuing indemnification, “earn-out” or other contingent payment obligations by the Company that would reasonably be expected to result in payments in excess of $500,000;

(iv) any collective bargaining agreements, memoranda or understanding, settlements or other labor agreements with any union or labor organization applicable to the Company, its affiliates or their employees;

(v) any Contract that obligates the Company or its Subsidiaries to make any capital commitment or capital expenditure in excess of $500,000;

(vi) any employment, consulting, deferred compensation, change of control, severance or other similar agreement which contains a change of control or “golden parachute” provision or that otherwise provides for base salary or base compensation in any fiscal year that is equal to or greater than $150,000;

(vii) any Contract to which any directors, executive officers (as such term is defined the Exchange Act) or 5% stockholders of the Company or any of their affiliates (other than the Company or any Company Subsidiary) or immediate family members is a party;

(viii) any Contract that is with any Governmental Entity requiring payment by the Company or any of its Subsidiaries (excluding those Contracts with a Governmental Entity relating to parking entered into in the ordinary course of business);

(ix) any Contract that contains any covenant granting “most favored nation” status that, following the Transactions, would apply to or be affected by actions taken by Parent, the Surviving Corporation or any of their respective Subsidiaries or affiliates;

(x) any Contract that contains any covenant that (x) limits the ability of the Company or any of its Subsidiaries (or, after the Effective Time, Parent, the Surviving Corporation or any of their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location, (y) would require the disposition of any material assets or line of business of the Company or any of its Subsidiaries (or, after the Effective Time, Parent, the Surviving Corporation or any of their respective Subsidiaries), or (z) prohibits or limits the right of the Company or any of its Subsidiaries to make, sell, distribute any products or services or use, transfer, license, distribute or enforce any of their respective intellectual property rights;

(xi) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than $250,000;

(xii) any other agreement to which the Company or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligations in excess of $500,000 annually other than any such agreement in the ordinary course of business; and

(xiii) any Contract that is or would be required to be filed by the Company as a “Material Contract” with the SEC pursuant to Item 601(b)(10) of Regulation S-K or disclosed by the Company in a Current Report on Form 8-K.

(b) Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, the Company has made available to Parent true, correct and complete copies of each Material Contract. Except as would not have a Material Adverse Effect, (i) each Material Contract is a valid and binding obligation of the Company and any Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and (ii) each Material Contract is in full force and effect as of the date hereof.

(c) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party, has received written notice within the last twelve (12) months that it is in violation or breach of or in default (nor, to the knowledge of the Company, does there exist any condition which upon the passage of time or the giving of notice would result in a violation or breach of, or constitute a default under, or give rise to any right of termination, cancellation, acceleration or loss of benefits, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries) under any Material Contract, except for violations, breaches or defaults that would not have a Material Adverse Effect.

3.15 Real Estate. Neither the Company nor any Company Subsidiary owns real property as of the date of this Agreement. Section 3.15 of the Company Disclosure Schedule sets forth the address of all real property in which the Company or any Company Subsidiary holds a leasehold or subleasehold estate (the “Leased Real Property”, and the leases or subleases for such Leased Real Property being referred to as the “Leases”). The Company has made available to Parent a true and complete copy of each of the Leases. Each Lease creates a valid leasehold interest in the Leased Real Property to which it applies and is in full force and effect in all respects and the Company or any Company Subsidiary is entitled to the benefit of such Lease in accordance with its terms, with such exceptions as are not material and do not interfere with the use of the such premises or Company’s rights or obligations under the Leases or with respect to the Leased Real Property. To the Company’s knowledge, no breach or default exists under any of the Leases and no event has occurred which either entitles, or would, on notice or lapse of time or both, entitle any other party to any Lease to terminate such Lease prior to its scheduled term. Section 3.15 of the Company Disclosure Schedule sets forth any consents, waivers or other approvals required to be obtained by the Company as a result of the consummation of the Merger so that the Leases will continue in accordance with their terms following the Merger.

3.16 Environmental Matters.

(a) The Company and its Subsidiaries are and have been in compliance with, and have conducted their businesses in compliance with, all Environmental Laws, including having and complying with all Permits, licenses and other approvals and authorizations necessary for the operation of their businesses as presently conducted. In the past five (5) years, or at any time with respect to unresolved matters, the Company and its Subsidiaries have not received any written notices, demand letters or written requests for information from any Governmental Entity or other Person indicating that the Company or any of its Subsidiaries may be in material violation of, or liable in any material respect under, any Environmental Law. There are no, and have not been any, suits, actions, proceedings, judgments, orders, decrees, rulings, charges, or settlements pending or, threatened in writing against the Company or any of its Subsidiaries relating to any violation of or liability under, or alleged violation of or liability under, any Environmental Law. Neither the Company nor any of its Subsidiaries has treated, stored, transported, disposed of, arranged for or permitted the disposal of, Released, or exposed any Person to any Hazardous Substances (i) at a location that requires investigation or remediation under Environmental Laws or (ii) as would otherwise reasonably be expected to give rise to any material liability of the Company or its Subsidiaries under Environmental Laws. There has been no Release of Hazardous Substances by the Company or its Subsidiaries or at any property currently operated by the Company or its Subsidiaries, nor to the Company’s knowledge has there been a Release of Hazardous Substances at any property formerly owned or operated by the Company or its Subsidiaries during the period of ownership or operation, so as would reasonably be expected to give rise to any material liability of the Company or its Subsidiaries under Environmental Laws. Neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to or otherwise become subject to any liability of any other Person under Environmental Laws. No representation or warranty is made in this Section 3.16 with respect to matters that have not had and would not have a Material Adverse Effect.

(b) To the knowledge of the Company, in the past five (5) years, there has been no environmental assessment, investigation, study, audit, test, review or other analysis conducted by or on behalf of the Company or any of its Subsidiaries or any other Person in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries.

3.17 Intellectual Property Rights.

(a) Section 3.17(a)(i) of the Company Disclosure Schedule sets forth all United States and foreign patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications and copyright (and mask works) registrations and applications owned by the Company and its Subsidiaries, specifying as to each item, as applicable (i) the nature of the item, including the title, (ii) the applicant or owner(s) of the item, (iii) the jurisdiction in which the item is issued or registered or in which an application for issuance or registration has been filed, (iv) the issuance, registration or application numbers and dates, and (v) any assignor or assignee, if applicable. Section 3.17(a)(ii) of the Company Disclosure Schedule sets forth all material licenses, sublicenses and other agreements or permissions under which the Company or any of its Subsidiaries is a licensee, licensor or distributor of or otherwise is authorized to use, or authorizes the use of, or has been granted or grants a covenant not to sue with respect to, any Intellectual Property Rights or under which the Company or any of its Subsidiaries otherwise obtains Intellectual Property Rights used in or necessary to the business of the Company or any of its Subsidiaries (other than click wrap, shrink wrap licenses or other similar licenses for commercial off-the-shelf software, which are not required to be listed).

(b) The Company and its Subsidiaries own all right, title and interest in, free of all Liens, or have valid and enforceable rights, by license, sublicense, agreement or other permission to use, all of the Intellectual Property Rights that are used or are held for use or necessary to the conduct of the Company’s or any of its Subsidiaries’ businesses, and except as set forth in Section 3.17(a)(ii) of the Company Disclosure Schedule, it may use the same without obligation to pay any royalty, material license fee, or other consideration (other than click wrap, shrink wrap licenses or other similar licenses for commercial off-the-shelf software, which are not required to be listed). Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, no material action (whether civil, criminal, administrative, investigative or informal) (i) has been, to the knowledge of the Company, asserted in the past six (6) years, or (ii) is currently pending, in each case, before any Governmental Entity or arbitrator, or is being threatened in writing by any Person, in which the Company or any of its Subsidiaries is a party with respect to any Intellectual Property Rights owned, licensed, distributed or used by the Company or any of its Subsidiaries in their respective businesses as conducted in the past six (6) years or as currently conducted (“Company IP Claim”), including any Company IP Claim that alleges that the operation of any such businesses infringes, misappropriates, impairs, dilutes or otherwise violates the rights of any Person or contests the validity, use, ownership, enforceability or registrability of any Intellectual Property Rights owned by the Company, and the Company and its Subsidiaries are not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any Person’s Intellectual Property Rights. To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Intellectual Property Rights owned by the Company or any of its Subsidiaries in any material respect, and, in the past (6) years, neither the Company nor any of its Subsidiaries has brought or threatened any Company IP Claims against any Person that remains unresolved.

(c) The Company has made commercially reasonable efforts to maintain and protect the Intellectual Property Rights owned by the Company and its Subsidiaries in all material respects, except as would not have a Material Adverse Effect. Without limiting the preceding sentence, the Company has implemented and used commercially reasonable efforts to enforce a policy requiring each past and current employee, consultant and contractor who developed or otherwise created any part of any item covered by material Intellectual Property Rights intended to be owned by the Company or its Subsidiaries, either (i) to be a party to an agreement that conveys or obligates such Person to convey to the Company or its Subsidiaries any and all right, title and interest in and to all Intellectual Property Rights developed or otherwise created by such Person in connection with such Person’s employment or engagement on behalf of the Company or its Subsidiaries, (ii) as to works and all other Intellectual Property Rights created in the course of such Person’s employment with or engagement on behalf of the Company or its Subsidiaries, in each case which works or Intellectual Property Rights are eligible to be “works for hire,” to execute an agreement acknowledging that the works are “works for hire” and otherwise assigning to the Company or its Subsidiaries all rights, title and interest in such works and other Intellectual Property Rights, and/or (iii) to ensure that such Intellectual Property Rights otherwise have by operation of law vested in the Company or its Subsidiaries any and all right, title and interest in and to all such Intellectual Property Rights developed or otherwise created by such Person in connection with such Person’s employment with, or engagement on behalf of the Company or its Subsidiaries.

(d) To the knowledge of the Company, in the last eighteen (18) months, there have been no material failures, breakdowns, continued substandard performance or other adverse events affecting any software, hardware or computer systems owned, leased or licensed by the Company or any of its Subsidiaries, including any used to provide Company products and services or to otherwise operate its business (“Company Systems”), that in any such case have caused or could reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, use commercially reasonable efforts to act in compliance therewith, and have taken commercially reasonable steps to test such plans and procedures on a periodic basis.

3.18 Tax Matters. The Company and its Subsidiaries have (i) duly filed with the appropriate Tax Authority all material Tax Returns required to be filed, and such Tax Returns are correct and complete in all material respects, (ii) duly paid all material Taxes that are due (whether or not shown on any Tax Return), and

(iii) duly withheld and paid all material Taxes required by applicable law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made by any Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax returns that it is or may be subject to taxation by that jurisdiction. The liabilities and reserves for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected on the face of the balance sheet included in the Company Reports (rather than in any notes thereto) are adequate to cover the unpaid Taxes of the Company and its Subsidiaries for all periods ending at or prior to the date of such balance sheet, and the unpaid Taxes of the Company will not exceed such liabilities and reserves as adjusted for the passage of time through the Closing Date in the ordinary course of business and consistent with past practices. There are no Liens for Taxes upon any property or asset of either of the Company or any of its Subsidiaries, except for Permitted Liens for Taxes. No audit or administrative or judicial Tax proceeding is pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any Company Subsidiary has received any written notice indicating an intent to open an audit or other review, a request for information related to Tax matters, or notice of deficiency or proposed adjustment for any amount of material Tax proposed, asserted or assessed. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company has made available to Parent correct and complete copies of all federal income Tax Returns and all other material Tax Returns filed prior to the date hereof for the years 2009 through 2011 and for all other open years. Neither the Company nor any of its Subsidiaries has any request for a ruling in respect of Taxes pending before any Tax Authority. Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with or, pursuant to Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) or otherwise, is liable for the Taxes of, any entity other than the Company or a Company Subsidiary (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction during the last two (2) years which the parties treated as a distribution to which Section 355 of the Code applied. Except as set forth on Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations section 1502 (or any corresponding or similar provision of state, local, or non-U.S. law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received on or prior to the Closing Date or (F) election under Section 108(i) of the Code. Except as expressly set forth in Section 3.12, this Section 3.18 constitutes all of the representations and warranties of the Company with respect to Taxes, and no other representation or warranty in this Agreement shall be construed to apply to any matter relating to Taxes.

3.19 Anti-Takeover Law Inapplicable. Subject to the accuracy of the representation set forth in Section 4.6 hereof, the Company Board has approved this Agreement and the Transactions, including, to the extent the persons that have entered into a Voting Agreement collectively hold shares of Common Stock representing fifteen percent (15%) or more than the total number of currently outstanding shares of Common Stock, the approval of the Voting Agreements, and such approval is sufficient to render inapplicable to the Transactions any anti-takeover restrictions set forth in Section 203 of the DGCL and any other similar applicable restrictions contained in any similar statute or regulation of any jurisdiction which applies or purports to apply to any such transactions. No other “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation (each, a “Takeover Statute”), is, or at the Effective Time would reasonably be expected to be, applicable to the Shares or the Transactions.

3.20 Opinion of Financial Advisor. The Company Financial Advisor (as defined below) has rendered to the Company Board its opinion to the effect that, as of the date of such opinion, the consideration to be received pursuant to this Agreement by the Company’s stockholders is fair, from a financial point of view, to such stockholders, subject to the qualifications and assumptions contained therein.

3.21 Certain Loans and Other Transactions. The Company does not have outstanding, and has not arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. Except for the Material Contracts or as set forth in the Company Reports, no officer or director of the Company or any of its Subsidiaries nor any member of any such individual’s immediate family (whether directly or, to the Company’s knowledge, indirectly through an affiliate of such Person) is presently, or within the past twelve (12) months has been, a party to any transaction or contract with the Company or any of its Subsidiaries.

3.22 Insurance. Section 3.22 of the Company Disclosure Schedule sets forth all insurance policies maintained by the Company and its Subsidiaries (the “Company Insurance Policies”). All of the Company Insurance Policies are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination of any of the Company Insurance Policies. No written notice of cancellation or termination has been received by the Company with respect to any such Company Insurance Policy other than as is customary in connection with renewals of existing Company Insurance Policies.

3.23 Advisors’ Fees. Except for Morgan Stanley & Co. LLC (the “Company Financial Advisor”), there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries that is entitled to any fee from the Company or any of its Subsidiaries (including, after the consummation of the Merger, from Parent or Merger Sub) in connection with the consummation of the Transactions.

3.24 Compliance with Laws.

(a) The Company and each of the Subsidiaries have complied and are in compliance in all material respects with, have not violated and are not in violation of, and have not received any material notices of non-compliance or violation or alleged non-compliance or violation with respect to, any Law. In all material respects, the Company and each of the Subsidiaries are in compliance with (i) their stated privacy policies, programs or other notices (including any privacy policies contained on any websites used or maintained by or on behalf of the Company or any of its Subsidiaries, (ii) all applicable privacy Laws and (iii) with respect to Contracts with any Governmental Entity, applicable Laws relating to the safeguarding of, and access to, classified information.

(b) The Company and each of the Subsidiaries are compliant and have complied in all material respects with all, and have not received any notices of any violation or alleged violation of any, data privacy Laws (including with respect to the collection, retention, recording, transfer, sharing, disposition or other use of any personal or sensitive data (whether cross border or to any Person)), have completed all agreements and filings or notifications with all applicable Governmental Entities or otherwise as required under applicable Law, and have kept the data secure and confidential at all times as required under applicable Law, and the Transactions will not result in Parent, the Company or any of its Subsidiaries to be in breach or violation of any such data privacy or other applicable Laws.

(c) Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010 (including the rules and regulations promulgated thereunder, the “Customs Laws”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since January 1, 2009, neither the Company nor any Company Subsidiary has received any written communication that alleges that the Company or any Company Subsidiary, or any of their respective Representatives is, or may be, in violation of, or has, or may have, any material liability under, the Customs Laws which has not been resolved.

3.25 No Additional Representations. Except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule), neither the Company, nor any other Person (i) makes any representation or warranty, express or implied, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business or held by the Company or any of its Subsidiaries, or (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, any of its Subsidiaries or the business conducted by the Company or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Company Disclosure Schedule. Except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule), the Company disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Parent, Merger Sub or any of their respective representatives (including any opinion, information, projection, forecast or advice that may have been or may be provided to Parent, Merger Sub or their respective representatives by the Company or any of Company Representatives (as defined below)).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular section or subsection of this Agreement to which the information in the Parent Disclosure Schedule relates; provided, however, that any information set forth in one section of the Parent Disclosure Schedule shall be deemed to be a disclosure in any other individual section or subsection of the Parent Disclosure Schedule to which its relevance is reasonably apparent from the actual text of the disclosure that such disclosure is relevant to such other section or subsection; and provided, further, that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or could have, a Parent Material Adverse Effect), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Parent Material Adverse Effect.

4.2 Authority; Non-Contravention; Approvals.

(a) Parent and Merger Sub have full corporate power and authority to enter into this Agreement and to consummate the Transactions. This Agreement and the Transactions have been approved by the respective boards of directors of Parent and Merger Sub and, promptly after the execution and delivery hereof, will be duly adopted by Parent as the sole stockholder of Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the Company, constitutes a valid and legally binding agreement of Parent and Merger Sub enforceable against each of them in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions do not (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of, (iv) accelerate the performance required by Parent or any of its affiliates under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, or (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person under, any of the terms, conditions or provisions of (A) the certificate of incorporation or bylaws of Parent or Merger Sub, (B) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or Governmental Entity applicable to Parent or Merger Sub or any of their respective properties or assets, other than the approvals and consents from Governmental Entities referenced in Section 3.4(c) of the Company Disclosure Schedule or (C) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease, partnership agreement, joint venture agreement or other instrument, obligation or agreement of any kind to which Parent or Merger Sub is now a party or by which Parent or Merger Sub or any of their respective properties or assets may be bound or affected, except with respect to clauses (B) and (C), as would not have a Parent Material Adverse Effect.

(c) No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution or delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Transactions except (i) for (A) applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws or the rules and regulations of the NASDAQ, (B) the approvals and consents from Governmental Entities referenced in Section 3.4(c) of the Company Disclosure Schedule, or (C) the filing of the appropriate merger documents as required by the DGCL, or (ii) as would not have a Parent Material Adverse Effect.

4.3 Financing Arrangement. As and when needed, Parent will have the funds necessary to consummate the Transactions on the terms contemplated by this Agreement.

4.4 Parent Information. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in the Proxy Statement will, as of the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.5 Litigation. As of the date of this Agreement, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, in each case which would have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, which would have a Parent Material Adverse Effect.

4.6 Ownership of Company Capital Stock. Except as set forth on Section 4.6 of the Parent Disclosure Schedule, neither Parent nor any Subsidiary of Parent (including Merger Sub) owns any Company Common

Stock or other securities of the Company or any of the Company’s Subsidiaries. Neither Parent nor any affiliate of Parent (including Merger Sub) is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.7 Merger Sub; No Prior Activities. Parent owns, directly or indirectly, all of the issued and outstanding shares of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto. Except as contemplated by this Agreement, Merger Sub does not hold, and has not held, any material assets or incurred any material liabilities, and has not carried on any business activities other than those contemplated by this Agreement.

4.8 Other Agreements. Parent has disclosed to the Company all contracts or other legal commitments (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent or any Subsidiary of Parent, on the one hand, and any officer or director of the Company or any person that owns five percent (5%) or more of the shares of the Company’s capital stock, on the other hand, pursuant to which: (a) any such Person would be entitled to receive consideration in connection with the Transactions of a different amount or nature than the Merger Consideration or (b) any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than pursuant to any employment Contracts in effect as of the date of this Agreement), (ii) contribute or roll over any portion of such employee’s Shares, Company Options or Company Restricted Stock to the Company or Parent or any of their respective Subsidiaries or (iii) receive any capital stock or equity securities of the Company or Parent or any of their respective Subsidiaries.

4.9 Advisors Fees. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who will be entitled to any fee from Parent or any of its Subsidiaries in connection with the consummation of the Transactions for which the Company would have any liability prior to the Effective Time.

4.10 No Other Representations and Warranties. Neither Parent, Merger Sub, nor any other Person makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Merger Sub, in each case, except as expressly set forth in this Agreement (as modified by the Parent Disclosure Schedule) or as and to the extent required by this Agreement to be set forth in the Parent Disclosure Schedule.

ARTICLE 5

COVENANTS

5.1 Conduct of Business Pending the Closing. During the period from the date of this Agreement until the Effective Time, except as (a) required or expressly contemplated by this Agreement, (b) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (c) specifically set forth in Section 5.1 of the Company Disclosure Schedule, the Company will, and will cause each of its Subsidiaries to (i) conduct its business in the ordinary course and in accordance with past practices in all material respects and (ii) use its commercially reasonable efforts to keep available the services of the current officers and key employees of the Company and each Company Subsidiary and to preserve its business organization intact and maintain existing relations with Governmental Entities, customers, suppliers, distributors, employees, lenders, landlords and other Persons with whom it has material business relationships.

5.2 Company Forbearances. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule or as required or expressly contemplated by this Agreement or as required by applicable Law or the regulations or requirements of the NASDAQ, the Company will not, and will cause its Subsidiaries not to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that consent of Parent shall be deemed to have been given if Parent does not object within ten (10) Business Days from the date on which notice of a request for such consent is provided by the Company to Parent:

(a) except as required by Law, (i) amend its certificate of incorporation or bylaws or equivalent organizational documents, (ii) split, combine, subdivide or reclassify its outstanding capital stock, (iii) declare, set aside, establish a record date for or pay any dividend or distribution (whether payable in cash, stock or property or a combination thereof) with respect to its outstanding capital stock or (iv) enter into any agreement with respect to the voting of its Equity Interests or the governance of its board of directors or equivalent governing body;

(b) issue, deliver, sell, pledge, transfer, encumber, grant or authorize the issuance of, or agree to issue, deliver, sell, pledge, transfer, encumber, grant or authorize the issuance of, any Equity Interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than the issuance of Shares upon the exercise of Company Options or Company Warrants outstanding as of the date hereof or otherwise permitted to be granted hereunder in accordance with their terms;

(c) sell, pledge, abandon or otherwise dispose of, transfer, assign, lease, license, allow to expire or lapse or encumber any material property or assets of the Company or any Company Subsidiary, except (i) pursuant to existing Contracts in effect prior to the execution of this Agreement (true, correct and complete copies of which have been provided to Parent) and on the terms set forth therein, (ii) Permitted Liens, (iii) sales or dispositions of property or inventory in the ordinary course of business consistent with past practice, (iv) leases and licenses of property with a term of less than one (1) year in the ordinary course of business consistent with past practice and (v) sales, leases or non-exclusive licenses with respect to immaterial assets in the ordinary course of business consistent with past practice;

(d) enter any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(e) alter, through merger, liquidation, reorganization, restructuring or any other fashion, its corporate structure or ownership of any of its Subsidiaries (other than the Transactions);

(f) (i) incur, create, assume or otherwise become directly or contingently liable with respect to any indebtedness for borrowed money, except (A) in the ordinary course of business consistent with past practice and not above the limits set forth in the Company’s agreements with respect to indebtedness in effect as of the date hereof (true, correct and complete copies of which have been provided to Parent) and (B) for extensions or renewals of existing securitization programs or variable funding note facilities on substantially the same terms, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) redeem, repurchase, defease, or prepay any indebtedness for borrowed money of the Company or any Company Subsidiary, other than any required amortization payments and mandatory prepayments or repayments of the outstanding amount of any revolving credit facility or variable funding note, in each case in accordance with the terms of the instrument governing such indebtedness in effect on the date hereof; (iv) make capital expenditures in an aggregate amount exceeding $500,000 or enter into leases for equipment or other capital assets in an aggregate amount exceeding $500,000, (v) make any investment in or capital contribution to any other Person other than in an aggregate amount not exceeding $250,000 or to any wholly-owned Company Subsidiary, (vi) discharge or satisfy any Lien or pay any obligation or liability (whether accrued, absolute, contingent or otherwise), except for in accordance with the terms of such Lien, obligation or liability or current liabilities incurred in the ordinary course of business consistent with past practice, or (vii) make any acquisition of all or a material portion of any entity or business (including through merger, consolidation, equity or asset purchase or similar transaction) or enter into any agreement with respect thereto; provided, however, that nothing herein shall prohibit the Company from (x) purchasing and selling vehicles in the ordinary course of business consistent with past practice or creating and discharging Liens in connection with the purchase and sale of such vehicles or (y) making capital expenditures in connection with the Company’s build-out and furnishing of its future headquarters in Boston, Massachusetts or the incurrence of any other expenditures in the ordinary course in connection with the Company’s re-location to such headquarters;

(g) except to the extent required by applicable Law or the existing terms of any Company Benefit Plan previously disclosed to Parent: (i) grant any severance, retention or termination pay to, or amend any existing severance, retention or termination arrangement with, any current or former director, officer or employee, (ii) increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements, (iii) enter into or amend any Company Benefit Plan (including, without limitation, any employment, consulting, deferred compensation, change-of-control, severance or other similar agreement with any director, officer, consultant or employee), (iv) establish, adopt or amend any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former director, officer or employee, or any beneficiaries thereof, or (v) increase the compensation, bonus or other benefits payable to any director, officer or employee, except in any such case for increases in compensation and benefits in the ordinary course of business consistent with past practice for employees (other than the Company’s Chief Executive Officer and all direct reports to such Chief Executive Officer) not to exceed $2,000,000 in the aggregate;

(h) except to the extent required by applicable Law, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, extend or waive any applicable statute of limitations with respect to Taxes, file any amended Tax returns, settle, or enter into any closing agreement in respect of, any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, or take any other similar action if such election, change, adoption or change, extension or waiver, amendment, settlement agreement, surrender or other action would have the effect of materially increasing the Tax liability of the Company and its Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company and its Subsidiaries existing on the Closing Date;

(i) except pursuant to the terms of any Company Benefit Plan, (i) enter into or renew (other than the renewal or extension of any Material Contract relating to the financing of vehicles on substantially comparable terms) any Material Contract or any other Contract that, if it were in effect as of the date hereof, would be a Material Contract; (ii) terminate, materially amend, materially modify, waive any material rights under or grant any material consent under any Material Contract or any Contract that, if it were in effect as of the date hereof, would be a Material Contract (other than any material amendment or modification, waiver of material rights or grant of any material consent that is not adverse to the Company and its Subsidiaries, taken as a whole); or (iii) waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries or liability or obligation owing to the Company or any of its Subsidiaries under, any Material Contract or any Contract that, if it were in effect as of the date hereof, would be a Material Contract (other than any waiver, release, settlement or compromise that is not adverse to the Company and its Subsidiaries, taken as a whole);

(j) terminate or permit any material Permit to lapse, other than in accordance with the terms and regular expiration of any Permit, or fail to apply on a timely basis for any renewal of any renewable material Permit;

(k) settle or enter into any settlement agreement with respect to any outstanding litigation or other dispute, except that, notwithstanding the foregoing, the Company may settle or enter into any settlement agreement with respect to any outstanding litigation or other dispute with a party where the amount of such settlement is less than $100,000, and does not require the taking or omission of any actions other than the payment of money;

(l) enter into any new line of business;

(m) except as required by GAAP or as a result of a change in Law, change any of the Company’s accounting principles;

(n) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses of a type and in an amount consistent with past practice;

(o) adopt or implement a rights plan or similar arrangement; or

(p) authorize or enter into any Contract to do any of the foregoing or announce an intention to take any of the foregoing actions.

Parent will, promptly following the date hereof, designate one or more individuals from whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.2, and will instruct such person or persons to respond, on behalf of Parent, to the Company’s requests in a reasonably expeditious manner.

5.3 Control of Operations. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

5.4 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Proxy Statement and any Other Filings, (b) determining whether any action by or in respect of, or filing with, any Governmental Entity is required or advisable, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Material Contracts in connection with the Merger or any other transaction contemplated by the terms of this Agreement, and (c) timely taking any such actions, seeking any such consents, approvals or waivers or making such filings or furnishing information required in connection therewith or with the Proxy Statement or any Other Filings.

5.5 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, and shall use its reasonable best efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to: (i) provide to Parent and Merger Sub and the Parent Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in the loss of attorney-client privilege (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to allow such information to be disclosed to Parent and its

Representatives and shall otherwise use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of this clause (B), including pursuant to the use of “clean room” arrangements pursuant to which Representatives of Parent could be provided access to such information) or (C) breach, contravene or violate any applicable Law.

(b) With respect to the information disclosed pursuant to Section 5.5(a), Parent shall comply with, and shall cause each Parent Subsidiary and instruct each Parent Representative to comply with, all of their respective obligations under the Confidentiality Agreement, dated as of October 15, 2012, by and between the Company and Parent, as amended on December 4, 2012 (as so amended, the “Confidentiality Agreement”), which shall remain in full force and effect until the Closing and, if this Agreement is terminated, such Confidentiality Agreement shall continue in accordance with its terms.

5.6 Solicitation by Company; Change of Company Board Recommendation; Intervening Event Change of Recommendation.

(a) Except as expressly permitted by this Section 5.6, from the date of this Agreement to the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause their respective Representatives not to: (i) initiate, solicit or knowingly encourage or facilitate the submission or making of any Acquisition Proposal involving the Company or engage in, continue or otherwise participate in any discussions or negotiations, or furnish to any other Person information, with respect thereto, (ii) approve, adopt, recommend, or propose to approve, adopt, or recommend, any Acquisition Proposal, (iii) withhold, withdraw or materially change or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iv) fail to include the Company Board Recommendation in the Proxy Statement, (v) enter into any letter of intent, agreement in principle, merger agreement or other similar agreement relating to any Acquisition Proposal, or (vi) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (ii), (iii), (iv) or (vi) (to the extent related to the foregoing clauses (ii), (iii) or (iv)), a “Change of Company Board Recommendation”). Subject to Section 5.6(c), immediately following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall instruct and use its reasonable best efforts to cause their respective Representatives to, immediately cease any discussions or negotiations with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.6 shall preclude the Company or any of its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the last sentence of this Section 5.6(a). As soon as reasonably practicable following the date of this Agreement, the Company shall (x) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, if any, to return or destroy, in each case pursuant to the terms of such confidentiality agreement, all confidential information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries and (y) terminate the access of any Persons other than Parent and its Representatives to any “data room” hosted by the Company or any of its Subsidiaries or Representatives relating to any Acquisition Proposal.

(b) Following the execution of this Agreement, the Company agrees that it will notify Parent promptly (and in any event within forty-eight (48) hours) if any proposal or offer with respect to any Acquisition Proposal is received by the Company, any of the Company Subsidiaries or any of their respective Representatives, including the identity of the Person making the proposal, a summary of the material terms of any proposal (if the proposal is made orally) and copies of all relevant documents relating to such proposal provided to the Company, any of the Company Subsidiaries or any of their respective Representatives (including copies of all draft agreements and any other written materials provided to the Company, any of the Company Subsidiaries or any of their respective Representatives to the extent such material contains any financial terms, conditions or other material terms relating to such proposal), and shall keep Parent informed on a reasonably prompt basis as to the status of and any material developments regarding any such proposal (including by providing to Parent promptly (and in any event within forty-eight (48) hours) copies of all draft agreements and any other written materials to the extent such material contains any financial terms, conditions or other material terms relating to such proposal provided to the Company, any of the Company Subsidiaries or any of their respective Representatives in connection with any such proposal. Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality agreement that would prohibit them from providing such information to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within forty-eight (48) hours after such determination) notify Parent orally and in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.6(c).

(c) Notwithstanding anything to the contrary contained in Sections 5.6(a) or 5.6(d), if at any time following the date of this Agreement and prior to the Company securing the Company Stockholder Approval (i) the Company, any Company Subsidiary or any Company Representative has received a bona fide written Acquisition Proposal involving the Company from a third party or group of third party Persons that was not solicited by the Company, the Company Subsidiaries or the Company Representatives and that did not otherwise result from a breach of this Section 5.6 in any material respect, and (ii) the Company Board determines after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may (1) furnish information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons making such Acquisition Proposal and to his, her, its or their respective Representatives (including their respective potential financing sources), and (2) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and his, her, its or their respective Representatives (including their respective potential financing sources) regarding such Acquisition Proposal; provided that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any information to such Person or group of Persons without such Person or each member of such group of Persons first entering into an Acceptable Confidentiality Agreement with the Company, and (y) will as promptly as practicable provide or make available to Parent any material information concerning the Company or the Company Subsidiaries provided or made available to such other Person (or its Representatives) which was not previously provided or made available to Parent.

(d) Notwithstanding anything to the contrary contained in this Section 5.6, if at any time following the date of this Agreement and prior to the Company securing the Company Stockholder Approval (i) the Company receives a bona fide written Acquisition Proposal involving the Company from a third party or group of third party Persons that was not solicited by the Company, the Company Subsidiaries or the Company Representatives and that did not otherwise result from a breach of this Section 5.6 in any material respect, and (ii) the Company Board determines, after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board may (1) effect a Change of Company Board Recommendation with respect to such Superior Proposal or (2) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, if and only if, prior to taking any such action described in the preceding clause (1) or clause (2), (x) the Company provides prior written notice to Parent at least three (3) Business Days in advance of taking any such action, which notice shall state the Company’s intention to take such action and shall include the identity of the Person making the Superior Proposal and copies of all relevant documents relating to such Superior Proposal provided to the Company, any of the Company Subsidiaries or any of their respective Representatives (including copies of all draft agreements and any other written materials provided to the Company, any of the Company Subsidiaries or any of their respective Representatives to the extent such material contains any financial terms, conditions or other material terms relating to such Superior Proposal), (y) the Company shall, and shall cause the Company Subsidiaries to, and shall instruct and use its reasonable best efforts to cause their respective Representatives to, negotiate with Parent and its Representatives in good faith during such three (3) Business Day period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal (provided, that in the event that such Acquisition Proposal is modified by the Person making the Acquisition Proposal, the Company shall be required to deliver a new notice pursuant to the preceding clause (x) and shall again comply with this clause (y)) and (z) the Company Board shall have considered in good faith any adjustments in the terms and conditions of this Agreement offered by Parent and shall have determined, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal would continue to constitute a Superior Proposal if such changes offered by Parent were to be given effect. The Company shall not terminate this Agreement pursuant to this Section 5.6(d) unless in advance of or concurrently with such termination the Company pays the Termination Fee and otherwise complies with the provisions of Section 7.2.

(e) Notwithstanding this Section 5.6 or any other provision of this Agreement to the contrary, at any time prior to the receipt of Company Stockholder Approval, the Company Board may grant a waiver or release under, or determine not to enforce any standstill agreement of the Company if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Other than in connection with a Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), the Company Board may take any action prohibited by clauses (iii) and (iv) of Section 5.6(a) (an “Intervening Event Change of Recommendation”) only in response to an Intervening Event and only if (i) the Company Board determines, after consultation with its financial advisors and outside counsel, that the failure to effect an Intervening Event Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law and (ii) (A) the Company provides prior written notice to Parent at least three (3) Business Days in advance of effecting an Intervening Event Change of Recommendation, which notice shall specify the Intervening Event in reasonable detail, (B) the Company shall, and shall cause the Company Subsidiaries to, and shall instruct and use its reasonable best efforts to cause their respective Representatives to, negotiate with Parent and its Representatives in good faith during such three (3) Business Day period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect the Intervening Event Change of Recommendation (provided, that in the event that any material change to the facts and circumstances relating to such Intervening Event shall occur, the Company shall be required to deliver a new notice pursuant to the preceding clause (A) and shall again comply with this clause (B)) and (C) the Company Board shall have considered in good faith any adjustments in the terms and conditions of this Agreement offered by Parent and shall have determined, after consultation with its financial advisors and outside counsel, that such Intervening Event would continue to necessitate an Intervening Event Change of Recommendation if such changes offered by Parent were to be given effect.

(f) Nothing contained in this Section 5.6 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of the Company (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act shall not constitute a Change of Company Board Recommendation); provided, however, that notwithstanding anything in this Section 5.6(f), the Company Board shall not make a Change of Company Board Recommendation or Intervening Event Change of Recommendation except in accordance with Section 5.6(d) or Section 5.6(e), respectively.

(g) The Company agrees that in the event any of its Subsidiaries or Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.6, the Company shall be deemed to be in breach of this Section 5.6.

5.7 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, the Merger and the other Transactions, including transactions under the Voting Agreements, as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required or advisable to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) cause the satisfaction of all conditions set forth in Article 6, (iv) vigorously defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the Transactions, in each case until the issuance of a final, non-appealable order, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the Transactions, in each case until the issuance of a final, non-appealable order, and (vi) (A) as promptly as practicable, and in any event within ten (10) Business Days after the date hereof, make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to this Agreement and the Merger and (B) as promptly as practicable, and in any event within thirty (30) calendar days after the date hereof, make or cause to be made all necessary and advisable applications and filings and/or engage with such Governmental Entity after consultation with the other party, and, in each case, thereafter make any other required or advisable submissions, and pay any fees due in connection therewith; provided, that the Company and Parent shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required or advisable in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions. Parent shall not pull and re-file any notification to any Governmental Entity or consent to any voluntary delay of the Closing at the behest of any Governmental Entity without first notifying and consulting with the Company. Each of Parent and the Company shall not, except as may be consented to in writing by the other party, directly or indirectly through one or more of its controlled affiliates, take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article 6 or the consummation of the Merger. Without limiting this Section 5.7(a), Parent agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation Law or any other Law applicable to the Company, any Company Subsidiary or the Merger that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Effective Time and the Closing, respectively, to occur as promptly as practicable (and in any event, no later than the Extended Outside Date (as defined below)), including (A) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Parent or the Company or any of their respective Subsidiaries, or (B) accepting any operational restrictions, including restrictions on the ability to change rates or charges or standards of service, or otherwise taking or committing to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties licenses, rights, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries (collectively, “Remedies”), in each case as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Effective Time or the Closing, as applicable, unless such Remedies, individually or in the aggregate, would reasonably be expected to have a material and adverse impact on (1) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) the reasonably expected benefits to Parent of completing the Merger, which reasonably expected benefits shall be measured at a level of those reasonably likely to have a material and adverse impact on the Company and its Subsidiaries, taken as a whole, and not at the level or measure of what would be reasonably likely to have a material and adverse impact on Parent and its Subsidiaries, taken as a whole (such a material and adverse impact, a “Material Adverse Impact”).

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Merger and the other Transactions, including transactions under the Voting Agreements, or (ii) disclosed in the Company Disclosure Schedule; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts in connection with consummation of the Merger and in seeking any such actions, consents, approvals or waivers. In the event that either party shall fail to obtain any third party consent described in this Section 5.7(b), such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, as applicable, from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 5.7, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions, including transactions under the Voting Agreements; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, or any of the other Transactions, including transactions under the Voting Agreements. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

5.8 Certain Notices; Supplemental Disclosure.

(a) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied, or (b) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.8(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

(b) Until the Closing, Parent, Merger Sub and the Company shall have the obligation to promptly supplement the information contained in their respective disclosure schedules attached hereto, for informational purposes only, with respect to any matter hereafter arising or discovered which, if in existence on the date hereof and known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedules. Neither the supplementation of the disclosure schedules pursuant to the obligation in Section 5.8(b) nor any other disclosure after the date hereof of an inaccuracy in or breach of any representation, warranty, covenant or agreement made or contained in this Agreement shall affect any representation, warranty, covenant or agreement made or contained herein or otherwise limit or affect the remedies available hereunder to any party hereto.

5.9 Public Announcements. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree that, from the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued or made by any party without the prior consent of the other party or parties (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall allow the other party or parties reasonable time to comment on such release or announcement in advance of such issuance, (ii) that each of Parent, Merger Sub and the Company and their respective affiliates may make such an announcement to their respective employees, customers and suppliers, after consultation with the other parties, and (iii) with respect to any Change of Company Board Recommendation or Intervening Event Change of Recommendation or other action taken pursuant to Section 5.6(f).

5.10 Employee Benefit Matters.

(a) For a period of one (1) year following the Effective Time (the “Benefit Protection Period”), Parent shall either (i) assume and maintain, or cause the Parent Subsidiaries, including the Surviving Corporation, to assume and maintain, for the benefit of the employees of the Company and Company Subsidiaries immediately prior to the Effective Time who remain employed immediately following the Effective Time (the “Company Employees” and each individually a “Company Employee”), the Company Benefit Plans (other than the Company Equity Plans) at the benefit levels in effect on the date of this Agreement and provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide compensation and benefits to each Company Employee under the Company Benefit Plans or other employee benefit plans or compensation arrangements of Parent or any of the Parent Subsidiaries that have a value sufficient to replace the value of the compensation and benefits (other than any equity based compensation or benefits) provided to such Company Employee under the Company Benefit Plans immediately prior to the Effective Time (other than any equity based compensation or benefits), or (ii) provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide compensation and benefits (other than any equity based compensation or benefits) to the Company Employees that, taken as a whole (other than any equity based compensation or benefits), has a value that is not less favorable in the aggregate than the compensation and benefits (other than any equity based compensation or benefits) provided to the Company Employees immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.10(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume, honor and continue without unilateral amendment (unless required by applicable Law) during the Benefit Protection Period (or, if sooner, until all obligations thereunder have been satisfied), all of the Company’s employment, severance, retention and change in control obligations under the offer letters and related documents and the Change in Control Bonus Plan set forth in Section 3.12(a) of the Company Disclosure Schedule, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans, but other than any equity based plan) that replaces a comparable Company Benefit Plan and in which a Company Employee is eligible to participate following the Effective Time, for purposes of determining eligibility to participate, level of benefits, and vesting, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation, to the extent recognized prior to the Effective Time for similar purposes under an equivalent Company Benefit Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation.

(d) Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any medical, dental or health benefit plan maintained by Parent or any of the Parent

Subsidiaries in which U.S. Company Employees (and their eligible dependents) will be eligible to participate and that replaces an equivalent Company Benefit Plan that is a health benefit plan in the plan year in which the Effective Time occurs, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each U.S. Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the medical, dental or health benefit plan in which such U.S. Company Employee (and dependents) will be eligible to participate and that replaces a Company Benefit Plan that is a medical, dental or health benefit plan (as applicable) in the plan year in which the Effective Time occurs.

(e) Nothing contained in this Section 5.10, express or implied: (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, policy, contract or arrangement, (ii) subject to compliance with the other provisions of this Section 5.10, shall alter or limit the ability of Parent or any of its affiliates (including, following the Closing, the Surviving Corporation) to amend, modify or terminate any benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any Person (including any Company Employee) any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or shall in any way limit the ability of Parent or any of its affiliates (including, following the Closing, the Surviving Corporation) to terminate the employment of any employee (including any Company Employee) at any time and for any or no reason, or (iv) is intended to confer upon any Person (including any Company Employee) any rights as a third-party beneficiary of this Agreement.

(f) The Company shall take such actions as are reasonably necessary or appropriate to terminate the Company’s 401(k) plan in accordance with the terms of such plan and the requirements of applicable Law, with such termination to be effective at least one day prior to the Closing Date, and the Company shall provide to Parent at least one day prior to the Closing Date written evidence (in a form reasonably satisfactory to Parent) of such termination. As soon as reasonably practicable following the Closing, each Company Employee shall become eligible to participate in Parent’s 401(k) plan subject to and in accordance with its terms and shall, at the participant’s election, be able to roll over such participant’s outstanding participant loan and related promissory note under the Company’s 401(k) plan to Parent’s 401(k) plan to the extent such loan constitutes part of an “eligible rollover distribution” as defined in Section 402(c)(4) of the Code. During the period commencing on the Closing Date and ending at the time of the rollover or other distribution of such promissory notes and related account balances, such loans shall continue to be maintained under the Company’s 401(k) plan, and Parent shall make payroll deductions in respect of required payments under any such loan and timely remit such amounts to the Company’s 401(k) plan as payments on such loan. During such period, provided that the participant continues to make all required installment payments with respect to such loan, such loan shall not be placed in default.

5.11 Takeover Laws. If any “control share acquisition”, “fair price”, “business combination”, or other anti-takeover Law becomes or is deemed to be applicable to the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.12 Indemnification of Directors and Officers.

(a) For a period beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless all past and present directors and officers of the Company or any Company Subsidiary to the fullest extent permitted by Law, arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary occurring at or prior to the Effective Time. Parent and the Surviving Corporation shall, jointly and severally, advance reasonable expenses in a timely fashion (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.12(a); provided, however, that the director or officer to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Corporation if it is ultimately determined that such director or officer is not entitled to indemnification pursuant to this Section 5.12(a). Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification or expense advancement hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.12(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation. Any Person wishing to claim indemnification under this Section 5.12(a), upon learning of any such claim, shall promptly notify Parent thereof, but the failure to so notify Parent shall not relieve Parent or the Surviving Corporation of any liability it may have to such Person except to the extent such failure materially prejudiced the indemnifying party. Parent and the Surviving Corporation shall not be liable for any settlement or compromise effected without their prior written consent, which shall not be unreasonably conditioned, withheld or delayed.

(b) For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company’s certificate of incorporation and bylaws. The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors or officers of the Company or any Company Subsidiary and set forth in Section 3.14 of the Company Disclosure Schedule shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For the benefit of the Company’s directors and officers, the Company shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that in each case, the Company shall not pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. If the Company is unable to purchase such D&O Insurance prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay the premium for D&O Insurance that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder for a period of not less than six (6) years from and after the Effective Time.

(d) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.12.

(e) The obligations under this Section 5.12 shall not be terminated or modified in such a manner as to adversely affect any past or present directors or officers of the Company to whom this Section 5.12 applies without the consent of such affected Person (it being expressly agreed that the persons to whom this Section 5.12 applies are express third party beneficiaries of this Section 5.12).

(f) In the event of any breach by the Surviving Corporation or Parent of this Section 5.12, the Surviving Corporation or Parent shall, jointly and severally, be obligated to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any past or present directors or officers of the Company in enforcing the indemnity and other obligations provided in this Section 5.12 as such fees are incurred upon the written request of such person.

5.13 Parent Agreements Concerning Merger Sub. Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Merger Sub and shall, upon the Company’s request, deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

5.14 Section 16 Matters. Prior to the Effective Time, the Company Board and the Parent Board, or an appropriate committee of non-employee directors thereof, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the disposition by any Person who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or other Equity Interests in the Company (including Company Options) pursuant to this Agreement shall be an exempt transaction for purposes of Section 16. The Company shall provide copies of such resolutions to Parent.

5.15 Stockholder Litigation. In the event that any litigation or claim relating to this Agreement or the Transactions (“Transaction Litigation”) is brought against the Company and/or its directors or officers, the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent informed with respect to the status thereof. The Company shall cooperate with Parent in connection with, and shall give Parent the opportunity to participate in the defense or settlement of, any Transaction Litigation, and no settlement in connection with any Transaction Litigation shall be agreed to prior to the Effective Time without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that no settlement requiring a payment or an admission of wrongdoing by a director shall be agreed without such director’s consent.

5.16 De-registration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law (including the rules and regulations of NASDAQ) to cause the delisting of the Common Stock from the NASDAQ and the de-registration of the Common Stock and other securities of the Company, as applicable, under the Exchange Act as promptly as practicable after the Effective Time.

5.17 Company Indebtedness. Notwithstanding anything to the contrary contained in this Agreement, if requested by Parent, the Company shall, and shall cause the Company Subsidiaries to, and shall instruct and use its reasonable best efforts to cause the Company Representatives to, take all reasonable actions to (a) obtain any waivers or consents from lenders or other Persons necessary, proper or advisable in connection with any credit agreement or other agreement relating to any indebtedness of the Company or any Company Subsidiary, including with respect to any securitization program or variable funding note facility in which the Company or any Company Subsidiary participates, and/or (b) arrange for, at the Closing, the termination of any credit agreement or other agreement relating to, and the repayment of, any indebtedness of the Company or any Company Subsidiary and the procurement of customary payoff letters in connection therewith, including with respect to any securitization program or variable funding note facility in which the Company or any Company Subsidiary participates, and shall make arrangements for the release of all Liens over any property or asset of the Company and any Company Subsidiary securing obligations under any such indebtedness.

5.18 FIRPTA Affidavit. On the Closing Date, the Company shall deliver to Parent an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations section 1.897-2(h), together with evidence reasonably satisfactory to Parent that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations section 1.897-2(h)(2).

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party to Consummate the Merger. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver by a joint action of the parties hereto at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) No Injunction. No federal or state court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes illegal the consummation of the Merger.

(c) Governmental Approvals. The approvals and consents from Governmental Entities referenced in Section 3.4(c) of the Company Disclosure Schedule shall have been obtained at or prior to the Effective Time, or such approvals shall have been Final Orders. For purposes of this section, a “Final Order” means an action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the Transactions may be consummated has expired, and as to which all material conditions to the consummation of such Transactions prescribed by Law have been satisfied.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.2 (Capitalization) and 3.4 (Authority; Non-Contravention; Approval) shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Sections 3.1 (Organization and Qualification), 3.19 (Anti-Takeover Law Inapplicable) and 3.23 (Advisors’ Fees) shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) in all material respects and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) except where the failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a Material Adverse Effect, in the case of (i), (ii) and (iii), as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be so true and correct as of such date).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to the effect that such officer has read Sections 6.2(a), 6.2(b) and 6.2(c) and the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3(a) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a Parent Material Adverse Effect.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to the effect that such officer has read Sections 6.3(a) and 6.3(b) and the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the board of directors of the terminating party or parties, whether before or after receipt of the Company Stockholder Approval:

(a) By mutual written consent of Parent and the Company, by action of their respective boards of directors, at any time prior to the Effective Time;

(b) By either the Company or Parent, if the Effective Time shall not have occurred on or before June 30, 2013 (the “Initial Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b), shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a principal cause of the failure of the Effective Time to occur on or before such date; and provided, further, that if on the Initial Outside Date the condition to the Closing set forth in Section 6.1(c) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied or waived (or shall be capable of being satisfied at the Closing), then the Initial Outside Date shall be extended to September 30, 2013 (the “Extended Outside Date”);

(c) By either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting;

(d) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, judgment, injunction or taken any other action, in each case, permanently enjoining, restraining, prohibiting or making illegal the Merger, and such order, decree, judgment, injunction or other action shall have become final and nonappealable (which order, decree, judgment, injunction or other action the party seeking to terminate this Agreement shall have used commercially reasonable efforts to resist, resolve or lift, as applicable); provided however, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to a party whose failure to fulfill any of its obligations under this Agreement has been a principal cause of such order, decree, judgment or injunction to have been issued or such other action to have been taken;

(e) By Parent, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Company Board shall have effected a Change of Company Board Recommendation or an Intervening Event Change of Recommendation (whether or not in compliance with Section 5.6), or (ii) the Company shall have entered into a letter of intent, agreement in principle, merger agreement or other similar agreement relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement);

(f) By the Company, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Company Board has authorized the Company to enter into a definitive agreement with respect to a Superior Proposal in accordance with the terms of this Agreement, and (ii) immediately after the termination of this Agreement, the Company enters into a definitive agreement with respect to such Superior Proposal, but only if the Company shall prior to or concurrently with such termination pay the Termination Fee to or for the account of Parent (it being understood that any purported termination of this Agreement pursuant to this Section 7.1(f) shall not be effective unless the Company has paid the Termination Fee);

(g) By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in any case, such that the conditions contained in Sections 6.2(a) or 6.2(b) are not reasonably capable of being satisfied, (ii) Parent shall have delivered to the Company written notice of such breach, and (iii) either such breach is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by either Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(h) By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement that shall have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such breach, and (iii) either such breach is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors, shareholders, employees and other Representatives, in either case, except (i) with respect to Section 5.5(b) (Access to Information; Confidentiality), this Section 7.2 and Article 8, and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties or covenants set forth in this Agreement or for fraud.

(b) In the event that this Agreement is terminated:

(i) pursuant to Section 7.1(e) or Section 7.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Termination Fee;

(ii) pursuant to Section 7.1(b), 7.1(c) or 7.1(g) and (A) at or prior to the time of such termination, an Acquisition Proposal involving the Company shall have been announced, commenced, publicly disclosed or made to the Company or the Company Board and not bona fide withdrawn and (B) within twelve

(12) months of such termination, (i) the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and during or after such twelve-month period such Acquisition Proposal shall have been consummated, or (ii) an Acquisition Proposal is consummated, then, in each case, the Company shall pay the Termination Fee to Parent no later than two (2) Business Days after the consummation of such Acquisition Proposal. For purposes of this Section 7.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%”.

(c) In the event this Agreement is terminated pursuant to Section 7.1(g), then the Company shall reimburse Parent upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of Parent in connection with the Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Voting Agreements, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Parent. The amount of any such expenses actually paid by the Company to Parent pursuant to this Section 7.2(c) shall be credited against any Termination Fee subsequently payable by the Company pursuant to Section 7.2(b)(ii).

(d) In the event this Agreement is terminated pursuant to Section 7.1(h), then Parent shall reimburse the Company upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of the Company in connection with the Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Voting Agreements, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by the Company.

(e) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable.

(f) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the Transactions and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that the Termination Fee is not a penalty, but rather constitutes liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable. In no event shall the Company be required to pay to Parent more than one Termination Fee pursuant to Section 7.2(b).

7.3 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires the further approval of the Company’s stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement which, by Law or in accordance with the rules of any relevant stock exchange, requires the further approval of the Company’s stockholders without such further approval. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations and warranties of the parties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except to the extent that any covenant or agreement by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

8.2 Fees and Expenses. Subject to Section 7.2 hereof, all expenses incurred by the parties hereto, including in connection with the negotiation and preparation of this Agreement and the Voting Agreements, shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in Person, (b) when sent if delivered by facsimile transmission (provided confirmation of facsimile transmission is obtained), (c) on the fifth (5th) Business Day after dispatch by registered or certified mail or (d) on the next Business Day if delivered by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054
Fax:	(973) 496-5080
(973) 496-3444
Attention:	David Wyshner
Michael Tucker

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Fax:	(212) 446-4900
Attention:	David Fox
Daniel Wolf
Michael Brueck

If to the Company, addressed to it at:

Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141
Fax:	(866) 790-9808
Attention:	Dean J. Breda

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
200 Clarendon Street, 20th Floor
Boston, Massachusetts 02116
Fax:	(617) 948-6001
Attention:	John H. Chory
Philip P. Rossetti

or such other address as any party may specify in writing to each of the other parties in accordance with this Section 8.3.

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no more favorable in any material respect to the counterparty thereto than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation, business combination, reorganization, recapitalization, share exchange, joint venture or any similar transaction involving the Company or any of its Subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), other than any such transaction solely among the Company and one or more of its Subsidiaries, but substituting twenty percent (20%) for references to ten percent (10%) therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, business combination, reorganization, recapitalization, share exchange, joint venture or any similar transaction, of any assets of the Company or any of its Subsidiaries representing twenty percent (20%) or more of the consolidated assets, net revenues, net income or cash flow of the Company and its Subsidiaries, (c) sale or other disposition, directly or indirectly, by merger, consolidation, business combination, reorganization, recapitalization, share exchange, joint venture or any similar transaction, of any Equity Interests of the Company or any of its Subsidiaries representing twenty percent (20%) or more of the voting power or value of the outstanding Equity Interests of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the voting power or value of the outstanding Equity Interests of the Company or (e) any combination of the foregoing; provided, however, that the term “Acquisition Proposal” shall not include the Transactions.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York or Boston, Massachusetts.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Stockholder Meeting” means a duly convened special meeting of the Company’s stockholders called to obtain the Company Stockholder Approval, or any valid adjournment or postponement thereof.

“Contracts” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, derivative, hedge, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order and other legal commitment to which a Person is a party or to which the properties or assets of such Person are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.

“Environmental Law” means any applicable Laws, including federal, state, local or foreign Laws, relating to (a) pollution or the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as amended and as in effect on or prior to the date hereof.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, arbitrator, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign, as well as any corporations owned or chartered by any such governmental agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality.

“Hazardous Substances” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance for which exposure is regulated by any Governmental Entity or any Environmental Law including, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means any intellectual property or proprietary rights, including any or all rights in, arising out of or associated therewith and including any and all of the following: (i) all United States, international and foreign patents and patent applications (including all reissues, reexaminations, divisionals, renewals, extensions, provisionals, continuations, continuations-in-part, patent disclosures, mask works and integrated circuit topographies) and all equivalents thereof; (ii) all computer software (including source and object code, systems, tools, data, databases, and firmware) and related documentation, (iii) confidential information, trade secrets, inventions (whether patentable or not), business information, customer lists, know how, show how, technology and all documentation relating to any of the foregoing; (iv) all United States and foreign copyrights and other works of authorship (whether or not copyrightable), copyright registrations and applications and renewals therefor in both published and unpublished works and all data, databases and database rights; (v) all United States, international and foreign trademarks and service marks (whether or not registered), trade names, designs, logos, slogans and all other indicia of origin and all general intangibles of like nature, together with all goodwill appurtenant thereto, and applications for registration and renewals of any of the foregoing; (vi) rights of privacy and publicity; and (vii) Internet domain name registrations and applications therefor; and (viii) all tangible embodiments of any of the foregoing (regardless of the form or medium).

“Intervening Event” means any material development or material change in circumstances occurring or arising after the date hereof with respect to the Company that (i) was neither known to the Company Board or executive officers of the Company nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to any Acquisition Proposal.

“knowledge” means, (i) as to the Company, the actual knowledge, after reasonable inquiry, of the Chief Executive Officer; Chief Operating Officer; Chief Financial Officer; Vice President, Member Experience; or General Counsel of the Company, and (ii) as to Parent, the actual knowledge, after reasonable inquiry, of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or General Counsel of Parent.

“Law” (whether or not capitalized) means any foreign, federal, state or local statute, law, common law, ordinance, regulation, rule, resolution, order, tariff, determination, writ, injunction, award (including awards of any arbitrator), judgment or decree applicable to the specified Person and to the businesses and assets thereof (including laws relating to the protection of classified information; the sale, leasing, ownership or management of real property; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; and safety, health and fire prevention).

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Material Adverse Effect” means any change, circumstance, fact, event or effect that has occurred and is still continuing as of the relevant time of determination that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects that have occurred and are still continuing as of the relevant time of determination, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent, or materially hinder or delay, the Company from consummating the Merger; provided, however, that for purposes of clause (a), no change, circumstance, fact, event or effect to the extent arising out of or resulting from the following after the date hereof shall be taken into account in determining whether a “Material Adverse Effect” has occurred: (i) changes in (A) general conditions in the U.S. or global economy, (B) general business, economic, or credit conditions, or (C) capital or financial markets generally, including changes in interest or exchange rates, (ii) any change affecting any of the industries in which the Company and its Subsidiaries operate, (iii) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which the Company and its Subsidiaries conduct their respective businesses, (iv) changes in GAAP or applicable law or any interpretation thereof by any Governmental Entity, (v) the execution, announcement or performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, venture partners or employees, (vi) the announcement of, or the pendency of any investigation by any Governmental Entity with respect to, this Agreement, the Transactions or the consummation of the Transactions, including litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, vendors, lenders, investors, venture partners or employees, (vii) the outcome of any litigation, investigation or inquiry disclosed in Section 3.11 of the Company Disclosure Schedule, (viii) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (ix) earthquakes, hurricanes, floods, or other natural disasters, (x) any action taken, or any failure to act, by the Company or any of its Subsidiaries at the express written request or with the express written consent of Parent or otherwise required by this Agreement, (xi) any change in the market price or trading volume of the capital stock of the Company or any failure in and of itself to meet any estimates of revenues, earnings, projections or other economic performance (whether published, internally prepared or provided to Parent or its Representatives and whether such projections or predictions were made by the Company or independent third parties), (xii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America, or (xiii) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States of America; provided, however, that any change, circumstance, fact, event or effect arising out of or resulting from the matters set forth in clauses (i), (ii), (iii), (iv), (viii), (ix), (xii) and (xiii) above shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent such change, circumstance, fact, event or effect has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the principal industries in which the Company and its Subsidiaries operate; provided, further, that the underlying causes of any change, circumstance, fact, event or effect described in clause (xi) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC in connection with the Merger or any other transaction contemplated by the terms of this Agreement, other than the Proxy Statement.

“Parent Material Adverse Effect” means any change, circumstance, fact, event or effect that would reasonably be expected to prevent, or materially hinder or delay, Parent or Merger Sub from consummating the Merger.

“Parent Representatives” means, collectively, Parent or Merger Sub, or any of their respective affiliates, officers, directors, employees, investment bankers, accountants, consultants, legal counsel, advisors, agents and other representatives.

“Parent Subsidiary” means a Subsidiary of Parent; all Subsidiaries of Parent are collectively referred to as the “Parent Subsidiaries”.

“Permitted Liens” means, as to any Person (a) Liens that do not interfere with the value, marketability or use of the assets in the operations or business of the Person, (b) statutory Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Person’s books in accordance with GAAP principles, (c) Liens which do not secure monetary liabilities of any Person and that, individually or in the aggregate, do not and would not materially detract from the value or marketability of any of the assets of the Person or materially interfere with the use thereof as currently used, and (d) Liens in favor of carriers, warehousemen, mechanics, materialmen and landlords granted in the ordinary course of business for amounts not overdue or being diligently contested in good faith by appropriate proceedings and or which adequate reserves in accordance with GAAP shall have been set aside on its books.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Release” has the meaning set forth in Section 101(22) of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601(22).

“Representative” means, with respect to any Person, such Person’s affiliates and its and their respective directors, officers, employees, investment bankers, accountants, consultants, legal counsel, advisors, agents and other representatives.

“Subsidiary” means, when used with reference to any Person, any corporation, partnership, limited liability company, business trust, joint venture or other entity of which such person or entity (either acting alone or together with its other Subsidiaries) (a) owns, directly or indirectly, fifty percent (50%) or more of the stock or other voting interests or (b) is entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, business trust, joint venture or other entity.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%) not obtained as a result of a material breach of Section 5.6 that the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside counsel and taking into account all legal, financial, regulatory and timing aspects of the Acquisition Proposal, (i) is more favorable, from a financial point of view, to the Company’s stockholders than the Transactions (after taking into account any revisions to this Agreement made or proposed in writing by Parent), (ii) the financing of which is fully committed or reasonably likely to be obtained and (iii) is reasonably expected to be consummated.

“Taxes” means all taxes, including, income, estimated income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, stamp, premium, environmental, escheat, capital stock, registration, value added, alternative or add-on minimum, disability, unemployment, employment or similar taxes or similar charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, affiliated, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed on or with respect to any such taxes, charges, fees, levies or other assessments.

“Tax Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement of any kind relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Tax Authority.

“Termination Fee” means a fee equal to sixteen million eight hundred and seven thousand two hundred and fifty dollars ($16,807,250) in circumstances under which a Termination Fee is payable under Section 7.2 of the Agreement.

“Treasury Regulations” means final and temporary regulations promulgated by the United States Department of the Treasury under the Code.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Benefit Protection Period”	Section 5.10(a)

“Book-Entry Shares”	Section 2.2(b)

“Certificate of Merger”	Section 1.2

“Certificate”	Section 2.1

“Change of Company Board Recommendation”	Section 5.6(a)

“Closing Date”	Section 1.2

“Closing”	Section 1.2

“Common Stock”	Section 2.1(a)

“Company”	Preamble

“Company Benefit Plan”	Section 3.12(a)

“Company Board”	Recitals

“Company Board Recommendation”	Section 1.3(a)

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.10(a)

“Company Equity Plans”	Section 2.4(a)

“Company Financial Advisor”	Section 3.23

“Company Insurance Policies”	Section 3.22

“Company IP Claim”	Section 3.16(a)(b)

“Company Options”	Section 2.4(a)

“Company Reports”	Section 3.8(a)

“Company Representatives”	Section 5.5(a)

“Company Restricted Shares”	Section 2.4(c)

“Company Stock-Based Securities”	Section 3.2(b)

“Company Stockholder Approval”	Section 3.4(e)

“Company Subsidiary”	Section 2.1(b)

“Company Systems”	Section 3.17(d)

“Company Warrants”	Section 2.4(b)

“Confidentiality Agreement”	Section 5.5(b)

“Customs Laws”	Section 3.24(c)

“D&O Insurance”	Section 5.12(c)

“DGCL”	Section 1.1(a)

“Dissenting Shares”	Section 2.3

“Effective Time”	Section 1.2

“ERISA”	Section 3.12(a)

“Extended Outside Date”	Section 7.1(b)

“Final Order”	Section 6.1(c)

“Initial Outside Date”	Section 7.1(b)

“Intervening Event Change of Recommendation”	Section 5.6(e)

“Leased Real Property”	Section 3.15

“Leases”	Section 3.15

“Material Adverse Impact”	Section 5.7(a)

“Material Contract”	Section 3.14(a)

“Merger Consideration”	Section 2.1

“Merger Sub”	Preamble

“Merger”	Recitals

“NASDAQ”	Section 3.4(c)

“Option Payments”	Section 2.4(a)

“Parent Board”	Recitals

“Parent Disclosure Schedule”	Article 4

“Parent”	Preamble

“Payment Agent”	Section 2.2(a)

“Payment Fund”	Section 2.2(a)

“Per Share Amount”	Section 2.1(a)

“Permits”	Section 3.6

“Preferred Stock”	Section 3.2(a)

“Proxy Statement”	Section 1.3

“Remedies”	Section 5.7(a)

“Sarbanes-Oxley Act”	Section 3.8(a)

“SEC”	Article 3

“Section 16”	Section 5.14

“Securities Act”	Article 3

“Shares”	Section 2.1(a)

“Surviving Corporation”	Section 1.1(a)

“Takeover Statute”	Section 3.19

“Transaction Litigation”	Section 5.15

“Transactions”	Recitals

“Voting Agreements”	Recitals

“Warrant Payments”	Section 2.4(b)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9 Assignment. The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Parent and Merger Sub may assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent; provided, further, that no such assignment shall relieve the assigning party of any of its obligations hereunder.

8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than, after the Effective Time (a) any Persons entitled to indemnification or other rights under the provisions of Section 5.12 (Indemnification of Directors and Officers), with respect to such provisions, who shall be entitled to enforce their rights under this Agreement as third-party beneficiaries, and (b) the stockholders of the Company with respect to the right of such stockholders to receive the Merger Consideration pursuant to this Agreement.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement, and all claims or causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from thereof in the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any appellate court from any thereof), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court located in Delaware. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY

RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be executed in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of, the terms and provisions of this Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law, or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) The parties further agree that (x) the seeking of the remedies provided for in Section 8.14(a) shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.14(a) are not available or otherwise are not granted, and (y) nothing set forth in this Agreement shall require a party to institute any proceeding for specific performance under Section 8.14(a) prior to or as a condition to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 8.14(a) or anything set forth in this Section 8.14(b) restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.

8.15 Obligations of Parent and the Company. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AVIS BUDGET GROUP, INC.

By:	/s/ Ronald Nelson
Name: Ronald Nelson
Title: Chief Executive Officer

MILLENNIUM ACQUISITION SUB, INC.

By:	/s/ David Wyshner
Name: David Wyshner
Title: President

ZIPCAR, INC.

By:	/s/ Scott W. Griffith
Name: Scott W. Griffith
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]